Filed by Khosla Ventures Acquisition Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co.

Commission File No. 001-40131

Valo’s Next Chapter Lunch & Learn #2 July 1, 2021 Proprietary and Confidential

Disclaimer Proprietary and Confidential Additional Information and Where to Find It This document relates to a proposed transaction between Valo Health, LLC (“Valo”) and Khosla Ventures Acquisition Co. (“KVAC”). This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. KVAC filed a registration statement on Form S-4 with the SEC on July 1, 2021, which includes a document that serves as a prospectus and proxy statement of KVAC, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all KVAC shareholders. KVAC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by KVAC through the website maintained by the SEC at www.sec.gov. The documents filed by KVAC with the SEC also may be obtained free of charge at KVAC's website at https://khoslaventuresacquisitionco.com/kvsa or upon written request to Secretary at Khosla Ventures Acquisition Co., 2128 Sand Hill Road, Menlo Park, California 94025. Participants in Solicitation KVAC and Valo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVAC's shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph. Forward-Looking Statements This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Valo and KVAC. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of KVAC’s securities, (ii) the risk that the transaction may not be completed by the business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by either party, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the adoption of the Agreement and Plan of Merger, dated as of June 9, 2021 (the “Merger Agreement”), by and among KVAC, Valo, Valo Health, Inc., a Delaware corporation and a direct wholly owned subsidiary of Valo and Killington Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of KVAC, by the shareholders of KVAC, the satisfaction of the minimum trust account amount following any redemptions by KVAC’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Valo's business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Valo, (ix) the outcome of any legal proceedings that may be instituted against Valo or against KVAC related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of KVAC’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Valo operates, variations in operating performance across competitors, changes in laws and regulations affecting Valo's business and changes in the combined capital structure, (xii) the ability to implement business plans and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive drug discovery and development industry, and (ix) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 discussed above and other documents filed by KVAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Valo and KVAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Valo nor KVAC gives any assurance that either Valo or KVAC, or the combined company, will achieve its expectations.

Agenda Proprietary and Confidential SPAC Timeline Review FAQ Recap Pre-Closing Corporate Transition Conversion Overview by Award Type and Illustrative Examples 1 2 3 4 NEW Employee Benefit: Employee Stock Purchase Plan Recap of Dos & Don’ts 5 6

SPAC / DeSPAC Timeline Review - Committed to ongoing engagement Proprietary and Confidential ANNOUNCEMENT (June 9, 2021) SEC FILINGS & APPROVAL PROCESSES (typically approx. 2-3 months) ANTICIPATED CLOSING Q3 2021 LOCKUP EXPIRES 6 months after closing Lunch & Learn June 21, 2021 Topics covered: What is a SPAC? Why We’re Going Public Why KVAC? What this means for you Timeline Important things to know Communications Guidelines S-4 FILED (July 1, 2021)

Recap of Frequently Asked Questions Will I lose any of my unvested incentive units/common units? Does my vesting schedule change? Is there a lockup period for all Valo employees? Once the lockup has passed will there be a blackout period when employees can't sell their common stock? Does the above apply in the same way to executives, employees and existing shareholders ? Will the Valo company strategy change? I’m a new hire and haven’t received my new hire award. When will I receive it? Q No. No. Yes. The lockup period is 6 months and universally applies to every Valo shareholder. Employees with access to inside information about Valo or who are included on our blackout list will periodically be prohibited from buying or selling equity. Legal will provide more information about this in the weeks to come. Yes. No. Valo's strategy, goals, and deliverables are not changing. We will be focused on executing against our strategy and meeting, if not exceeding, our goals and deliverables, which we believe will ultimately deliver results and create shareholder value. You will receive your award after approval by our Compensation Committee. Vesting will commence based on your start date. Q Q Q Q Q Q Proprietary and Confidential

Pre-closing Corporate Transition Proprietary and Confidential       Prior to closing, Valo will need to transition to a Corporation from an LLC We will align the value of Valo’s equity based on the deal valuation and the closing price of $10 a share The current implied value of Valo equity is >$10 per unit Incentive Units will have the strike prices taken into account or reduced or “paid” as part of the conversion ratio  Incentive Units with lower strike prices will have a higher conversion ratio Incentive Units with higher strike prices will have a lower conversion ratio Once converted, Incentive Units become restricted common stock (i.e., no strike price) Options for Common Units will use the conversion ratio for Common Units to convert into options for common stock, with mirroring adjustments to the number of shares and the exercise price to ensure overall economic value remains the same

Conversion Overview Unit Type Pre Conversion Strike Price Unit Type Post Conversion Implied Value Unit Value[1] Conversion Ratio into Common Stock* EXAMPLE At 10,000 units EXAMPLE Updated strike/ exercise price at closing Incentive $0.10 Restricted common stock (No strike price) $12.19 $12.09 (net of strike price) 1.2088 12,088 restricted shares of Valo common* $0.00 Incentive $1.87 Restricted common stock (No strike price) $12.19 $10.32 (net of strike price) 1.0318 10,318 restricted shares of Valo common* $0.00 Incentive $3.05 Restricted common stock (No strike price) $12.19 $9.14 (net of strike price) 0.9138 9,138 restricted shares of Valo common* $0.00 Option for common $5.76 Option for common (converted strike price at equivalent value) $12.19 $12.19 (gross of exercise price) 1.2188 12,188 options* for Valo common $5.76 / 1.2188 = $4.73 Option for common FMV Option for common (converted strike price at equivalent value) $12.19 $12.19 (gross of exercise price) 1.2188 12,188 options* for Valo common $FMV / 1.2188 = $TBD Proprietary and Confidential * The conversion ratios are assumed to occur using a pre-money valuation of Valo Holdco of $2,250,000,000 * The conversion ratios are based on the outstanding equity holdings of Valo Holdco as of June 8, 2021 * The conversion ratios will change as awards are issued to new hires or as people leave Valo and their unvested equity is forfeited [1] Unit Value: Value per Unit (not taking into account Option strike price). [2] Standard vesting: Unless otherwise advised, the options shall vest as follows: over a four (4) year period, with the first twenty-five percent (25%) of the total Units vesting on the twelve (12) month anniversary of the Vesting Start Date and the remaining seventy-five percent (75%) of the total Units vesting in substantially equal quarterly installments thereafter, subject to continued service to the Company through such dates.

NEW employee benefit being finalized: Employee Stock Purchase Plan 1/1/22 Proprietary and Confidential Employee Stock Purchase Plan (ESPP) is a company-run program in which participating employees can use payroll deductions to purchase company stock at a discounted price ESPP is designed to enable employees to further increase ownership in the company and further participate in Valo’s success The ESPP: Provides an opportunity to purchase Valo shares at a discount through accumulated payroll deductions Allows you to contribute between 1% - 15% of your base pay Valo shares purchased at a 15% discount off the lower of the market value at the beginning or the end of the offering period, commencing on the first offering date available IRS $25,000 Rule: Company allows contributions up to maximum of $25,000 per year (1/1 - 12/31) No action required yet. More information will be forthcoming as we finalized details and progress toward 1/1/22

RECAP: Dos & Don’ts Proprietary and Confidential DO ask questions you may have through your ELT leader or, for Legal: Jeff Prowda, for Communications: Jennifer Hanley DO forward any media inquiries to Jennifer Hanley DO forward any investor inquiries to Graeme Bell DO be mindful that the transaction has not closed and, until it does, Valo will continue to operate business as usual DO use company-approved social media posts DO stay focused on your day-to-day responsibilities and our partners DO err on the side of caution. When in doubt, ask! DO NOT trade the SPAC stock (Nasdaq: KVSA) DO NOT talk to the media, investors or any other outside parties about the transaction DO NOT allow the transaction process to become a distraction to the important work you do every day DO NOT speculate or comment on the transaction over any communication medium (including via Slack) DO NOT share non-public information with anyone, including family/friends, candidates or on social media

Questions? communications@valohealth.com Proprietary and Confidential